Exhibit I

SL Globetrotter, L.P.,

as GB Shareholders’ Representative (as defined below)

By Email	July 13, 2020

Far Point Acquisition Corporation

18 West 18th Street

New York, NY 10011

Attn: Thomas Farley (thomas.farley@farpoint.ventures)

David Bonanno (david.bonanno@farpoint.ventures)

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger dated as of January 16, 2020 (the “Merger Agreement”) entered into by and among SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“Globetrotter” and, in its capacity as a representative of the Company and its shareholders on the date of the Merger Agreement and immediately prior to the Closing, the “GB Shareholders’ Representative”), Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland (“New Topco”), Global Blue US Holdco LLC, a Delaware limited liability company (“US Holdco”), Global Blue US Merger Sub Inc., a Delaware corporation (“US Merger Sub”), Global Blue Holding L.P., a Cayman Islands exempted limited partnership (“Cayman Holdings”), the individuals listed on Section 1.01(a) of the Company Disclosure Schedules (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland (the “Company”), Far Point Acquisition Corporation, a Delaware corporation (“FPAC”), Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative (“FPAC Shareholders’ Representative”), solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, Far Point LLC, a Delaware limited liability company (“Founder”), and Jacques Stern, solely in his capacity as the Management Representative (“Management Representative”).

Capitalized terms used but not defined in this letter have the meanings given to them in the Merger Agreement.

We are writing to grant certain waivers of rights under the Merger Agreement and to make certain commitments with respect to the Transactions, in both cases for the benefit of FPAC, as set forth below:

1.	Waiver of Pre-Deal Dividend. In accordance with Section 12.01 of the Merger Agreement, the GB Shareholders’ Representative hereby waives, on behalf of the Company and the Seller Parties:

(a)	the rights under the Merger Agreement of the Company to pay, and of the Company Shareholders to receive, the Pre-Deal Dividend; and

(b)

any rights the Company Shareholders may have pursuant to Section 2.19 of the Merger Agreement to be paid the Net Debt Adjustment Amount, but only to the extent the Net Debt Adjustment Amount arises because the Pre-Deal Dividend was waived pursuant to paragraph 1(a) above and not paid in full and in cash before the Closing.

2.	Commitment to Convert Certain Convertible Preferred Shares.

We commit to convert Convertible Preferred Shares into New Topco Shares following the Closing in accordance with the procedures set forth in the Conversion Agreement as follows:

(a)

No later than 10 Business Days following the Closing, the Holders (as defined in the Conversion Agreement) will deliver a Put Transfer Indication (as defined in the Conversion Agreement) to New Topco in accordance with clause 5.3 of the Conversion Agreement with respect to the exercise of the Put Option (as defined in the Conversion Agreement) over an aggregate number of Convertible Preferred Shares (such number determined by reference to the Exchange Rate and rounded to the nearest whole number of Convertible Preferred Shares) so that, after giving effect to the cashless exchange of Convertible Preferred Shares under the Put Option, the Convertible Preferred Shares Value will not be greater than (i) the Convertible Preferred Shares Maximum (being €200 million) minus (ii) €50 million, and will not revoke such Put Transfer Indication. The Convertible Preferred Shares subject to the Put Transfer Indication delivered under this paragraph 2(a) will be allocated on a pro rata basis among the Holders, unless the Holders (or some of them) shall agree to a different allocation between them.

(b)

In accordance with clause 5.1 of the Conversion Agreement and the Put Transfer Indication delivered pursuant to paragraph 2(a) above, each Holder will issue a Put Transfer Notice (as defined in the Conversion Agreement) to New Topco with a Put Effective Time (as defined in the Conversion Agreement) no later than 10 Business Days after the date of the Put Transfer Notice (or such earlier or later date to which New Topco shall consent) and shall take any and all other actions required to be taken by it pursuant to the Conversion Agreement to complete the cashless exchange of the Convertible Preferred Shares subject to the Put Transfer Notice for Common Shares (as defined in the Conversion Agreement).

(c)	The obligations of the Holders under this paragraph 2 are several and not joint or joint and several.

3.	Funding Facility. On the terms and conditions of the enclosed commitment letter, the Seller Parties will make available to New Topco a post-Closing funding facility.

This letter may be enforced against us only subject to and effective upon each of the following conditions having been satisfied (or waived by us in writing):

(a)

the Forward Closing (as defined in the Forward Purchase Agreement) shall have been completed in accordance with the Forward Purchase Agreement and, unless the Purchase Price (as defined in the Third Point Commitment Agreement) shall have been reduced to $0, the Closing (as defined in the Third Point Commitment Agreement) shall have been completed in accordance with the Third Point Commitment Agreement; and

(b)	the Closing shall have been completed in accordance with the Merger Agreement;

provided that, from the date of this letter until Closing on or before the termination of this letter in accordance with the immediately following paragraph, any failure by us to comply with the waiver of the rights to pay and receive the Pre-Deal Dividend set forth paragraph 1(a) above may be enforced against us only by specific performance or injunction.

We intend to be bound by this letter in accordance with its terms. This letter will terminate immediately (and without any obligation or liability on our part) upon the earliest of (a) the Closing not having occurred on or before August 31, 2020, (b) the termination of the Merger Agreement in accordance with its terms and (c) written notice by FPAC to the GB Shareholders’ Representative purporting to terminate the Merger Agreement.

Except as expressly waived in paragraph 1 above, any and all rights of the GB Shareholders’ Representative, the Seller Parties, the Company, New Topco, US Holdco and US Merger Sub under the Merger Agreement and the other Transaction Documents are reserved.

Nothing expressed or implied in this letter is intended or shall be construed to confer upon or give any Person, other than FPAC or, after the Closing, New Topco, any rights under or by reason of this letter. This letter, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Sincerely,

SL Globetrotter, L.P.

By: SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Joseph Osnoss
Managing Director

cc:	Morgan, Lewis & Bockius LLP

Attn: R. Alec Dawson (alec.dawson@morganlewis.com)

Robert G. Robison (robert.robison@morganlewis.com)

Howard A. Kenny (howard.kenny@morganlewis.com)

[Signature Page to Waiver and Commitments Letter]